EXHIBIT 3.28
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
of
EVEREST VIDEO SYSTEMS, L.L.C.
     This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of Everest Video Systems, L.L.C., a Delaware limited liability company (the “Company”) is made effective as of April 2, 2007 by and between the Company and American Home Systems, Inc., a Nevada corporation (“Member”), as sole member of the Company, and amends and restates in its entirety the Limited Liability Agreement of the Company.
     WHEREAS, the Company was initially formed on August 2, 2002;
     WHEREAS, pursuant to Section 14.13 of the LLC Agreement, the LLC Agreement may be amended upon the approval of the Member and the Board of Managers;
     WHEREAS, the Member and the Manager desire to amend and restate the LLC agreement as stated below; and
     WHEREAS, this amendment and restatement is binding upon the Member of the LLC.
     NOW, THEREFORE, intending to be legally bound, the Member hereby agrees as follows:
     1. Formation of the Company. The Company was formed on August 2, 2002, upon the execution and filing of a certificate of formation with the Secretary of State of the State of Delaware in accordance with the provisions of the Delaware Limited Liability Company Act, as amended (the “Act”).
     2. Term. The Company will have perpetual existence unless terminated in accordance with this Agreement.
     3. Name. The name of the Company will be “Everest Video Systems, L.L.C.” or such other name as may be determined from time to time by the Manager.
     4. Purpose; Powers. The Company is organized for the object and purpose of engaging in all such lawful transactions and business activities as may be determined from time to time by the Manager. The Company will have any and all powers necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be lawfully exercised by limited liability companies under the Act.
     5. Registered Office and Agent. The registered office of the Company in the State of Delaware is 209 Orange Street, City of Wilmington, New Castle County, Delaware 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company. The registered office and/or registered agent of the Company may be changed from time to time in the discretion of the Members.

     6. Member. The name of the Member is set forth in the introductory paragraph.
     7. Management. The Company will be Manager managed. The Manager will have all the rights and powers to manage and administer the business and affairs of the Company. The powers of the Manager include all powers, statutory and otherwise, which may be possessed by a manager under the Act. The initial Manager of the Company, until removed or replaced by the Member, will be J. Eric Griffin.
     8. Capital Contributions. The Member has made a Capital Contribution to the Company in cash in the amount set forth opposite such Member’s name on Schedule A hereto. Upon receipt of the Capital Contribution set forth opposite such Member’s name on Schedule A, the Member shall be deemed to own the number set forth opposite such Member’s name on Schedule A of Units of the class or classes set forth opposite such Member’s name therein.
     9. Capital Accounts.
     (i) Establishment and Determination of Capital Accounts. A capital account (“Capital Account”) shall be established for each Member on the books of the Company initially reflecting an amount equal to such Member’s initial Capital Contribution pursuant to Section 8. Each Holder’s Capital Account shall be (a) increased by any additional Capital Contributions made by such Holder pursuant to the terms of this Agreement and such Holder’s share of Profits and any other items of income and gain allocated to such Holder pursuant to Section 10, (b) decreased by such Holder’s share of Losses and any other deduction allocated to such Holder pursuant to Section 10 and any distributions to such Holder of cash or the Fair Market Value of any other property (net of liabilities assumed by such Holder and liabilities to which such property is subject) distributed to such Holder and (c) adjusted as otherwise required by the Code and the regulations thereunder, including but not limited to, the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Any references in this Agreement to the Capital Account of a Holder shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above. A transferee of a Membership Interest shall succeed to the Capital Account relating to the Membership Interest transferred.
     (ii) Computation of Amounts. For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this Section 9 and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose), provided that:
(A)	The computation of all items of income, gain, loss and deduction shall include tax-exempt income and those items described in Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(B)	If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(C)	Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(D)	Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property’s Book Value in accordance with Treasury Regulation Section 1.704-(1)(b)(2)(iv)(g).

(E)	To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).
     (iii) Negative Capital Accounts. No Holder shall be required to pay to the Company or any other Holder any deficit or negative balance which may exist from time to time in such Holder’s Capital Account.
     (iv) Company Capital.
(A)	No Member shall be paid interest on any Capital Contribution to the Company or on such Member’s Capital Account, and no Member shall have any right (i) to demand the return of such Member’s Capital Contribution or any other distribution from the Company (whether upon resignation, withdrawal or otherwise), except upon dissolution of the Company pursuant to Section 13 hereof, or (ii) to cause a partition of the Company’s assets.

(B)	No Holder shall be paid interest on such Holder’s Capital Account, and no Holder shall have any right (i) to demand a distribution from the Company (whether upon resignation, withdrawal or otherwise), except upon dissolution of the Company pursuant to Section 13 hereof, or (ii) to cause a partition of the Company’s assets.
     (v) Adjustments to Book Value. The Company shall adjust the Book Value of its assets to Fair Market Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) in connection with the issuance of Units in the Company, unless the Manager determines that no such adjustment should be made. Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Members under Section 10 (determined immediately prior to the issuance of the new Units).
     10. Allocations of Profits and Losses.
     (i) For each Fiscal Year of the Company, after adjusting each Holder’s Capital Account for all Capital Contributions and distributions during such Fiscal Year and all special allocations pursuant to Section 10(ii), with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to Section 10(ii)) shall be allocated to the Holders’ Capital Accounts in a manner such that, as of the end of such Fiscal Year, the Capital Account of each Holder (which may be either a positive or negative balance) shall be equal to (a) the amount which would be distributed to such Holder, determined as if the Company were to liquidate all of its assets for the Book Value thereof and distribute the proceeds thereof pursuant to Section 13 hereof, minus (b) the sum of (i) such Holder’s share of Company Minimum Gain (as determined according to Treasury Regulation Sections 1.704-2(d) and (g)(3)) and Holder Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(i)) and (ii) the amount, if any, which such Holder is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year.
     (ii) Regulatory and Special Allocations. Notwithstanding the provisions of Section 10(i):
(A)	If there is a net decrease in Company Minimum Gain during any Taxable Year, each Holder shall be specially allocated items of income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Holder’s share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(B)	Holder Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Holder Minimum Gain during any Taxable Year, each Holder that has a share of such Holder Minimum Gain shall be specially allocated items of income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to the Holder’s share of the net decrease in Holder Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(C)	If any Holder unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be specially allocated to such Holder in an amount and manner sufficient to eliminate the adjusted capital account deficit (determined according to Treasury Regulation Section 1.704-1(b)(2)(ii)(d)) created by such adjustments, allocations or distributions as quickly as possible. This paragraph is intended to comply with the qualified income offset requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(D)	The allocations set forth in paragraphs (A), (B) and (C) above (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Section 10 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Holders so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations (including Regulatory Allocations that, although not yet made, are expected to be made in the future) to each Holder shall be equal to the net amount that would have been allocated to such Holder if the Regulatory Allocations had not occurred.
     (iii) Tax Allocations: Code Section 704(c).
(A)	The income, gains, losses, deductions and expenses of the Company shall be allocated, for federal, state and local income tax purposes, among the Holders in accordance with the allocation of such income, gains, losses, deductions and expenses among the Holders for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company’s’ subsequent income, gains, losses, deductions and expenses shall be allocated among the Holders for tax purposes to the extent permitted by the Code and other applicable law so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(B)	In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, deduction and expense with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Market Value at the time of contribution.

(C)	If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, deduction and expense with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(D)	Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Holders according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulation Section 1.704-1(b)(4(ii).

(E)	Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations pursuant to this Section 10(iii) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Holder’s Capital Account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.
     11. Distributions. Distributions of Company property (including liquidating distributions) will be made to the Member at such times and in such amounts as determined by the Manager in the following order of priority:
     (i) First, if any Preferred Units are then outstanding and the holders of a majority of the issued and outstanding have theretofore requested in writing that the Preferred Units receive their Unpaid Yield pursuant to this Section 11(i), then to the Holders of Preferred Units, an amount equal to the aggregate Unpaid Yield (in the proportion that each Holder’s share of Unpaid Yield bears to the aggregate Unpaid Yield) until each such Holder has received distributions in respect of such Holder’s Preferred Units pursuant to or in accordance with this Section 11(i) in an amount equal to the aggregate Unpaid Yield on such Holder’s Preferred Units as of the time of such distribution; provided that no distribution shall b made pursuant to this Section 11(i)to the extent such distribution, when combined with all the previous distributions made pursuant to this Section 11(i) would exceed the aggregate amount of net Profits of the Company since its formation;
     (ii) Second, if any Preferred Units are then outstanding and the holders of a majority of the issued and outstanding have theretofore requested in writing that the Preferred Units receive their Unreturned Capital pursuant to this Section 11(ii), to the Holders of Preferred Units, an amount equal to the aggregate Unreturned Capital (in the proportion that each Holder’s share of Unreturned Capital bears to the aggregate Unreturned Capital) until each such Holder has received distributions in respect of such Holder’s Preferred Units pursuant to or in accordance with this Section 11(ii) in an amount equal to the aggregate Unreturned Capital of such Holder’s Preferred Units as of the time of such distribution (it being understood that from and after such time as a Holder of a Preferred Unit has received distributions in respect of such Preferred Unit pursuant to this Section 11(ii) in an amount equal to the Unreturned Capital of such Preferred Unit as of the time of such distribution, then such Preferred Unit shall be deemed redeemed and cancelled in full without any further action on the part of the Company, any Member or such Holder); and
     (iii) Third, to the Holder of Common Units, pro rata based on the number of Common Units held by each Holder.
     12. Assignments. A Member may assign all or any portion of its Units only (i) with the consent of the remaining Members (if any), which consent may be given or withheld in each such Member’s sole discretion, and (ii) upon such assignee’s agreement in writing to be bound by the terms hereof. Upon any such permitted assignment, the assignee will be admitted to the Company as a substitute Member.
     13. Dissolution. The Company will be dissolved and its affairs will be wound up and terminated only upon (i) the affirmative vote of each of the Members and the Manager or (ii) an administrative dissolution or the entry of a decree of judicial dissolution under Section 18-802 of the Act. Upon dissolution of the Company, the Manager or any Member designated by the Manager shall act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Manager and Member, subject to the power of the Manager to remove and replace such liquidator. The steps to be accomplished by the liquidator are as follows:
     (i) As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.
     (ii) The liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitations, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine).
     (iii) All remaining assets of the Company shall be distributed to the Holders in accordance with Section 11 hereof by the earlier of (i) the end of the taxable year of the Company during which the liquidation of the Company occurs and (ii) 90 days after the date of the liquidation.
     The liquidator shall cause only cash, evidences of indebtedness and other securities to be distributed in any liquidation. The distribution of cash and/or property to a

Member in accordance with the provisions of this Section 13 constitutes a complete return to such Member of its Capital Contribution and a completely distribution to the Member of its interest in the Company and all the Company’s property, and constitutes a compromise to which all Members have consent within the meaning of the Act. The distribution of cash and/or property to a Holder who is not a Member in accordance with the provisions of this Section 13 shall constitute a complete distribution to such Holder of its interest in the Company and all of the company’s property and shall constitute a compromise to which all Holders have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.
     14. Definitions.
     “Book Value” means, with respect to any Company property, the Company’s adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjusted required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g) (provided that, in the case of permitted adjustments, the Company chooses to meek such adjustments).
     “Capital Contributions” means the aggregate contributions made by a Member to the Company pursuant to Section 8 as of the date in question, as shown opposite such Member’s name on Schedule A, as the same may be amended from time to time in accordance herewith.
     “Code” means the Internal Revenue Code of 986 and any successor statute, as amended from time to time, in effect as of the date hereof. The Manager may, in its sole discretion, treat any amendment to the Code as having been in effect as of the date hereof, provided that such amendment does not result in a material change in the rights or obligations of any Member under this Agreement.
     “Common Units” means, as of a given date, the Units representing a fractional part of the Economic Interests of the Holders and having the rights an obligations specified with respect to Common Units in this Agreement.
     “Company Minimum Gain” has the meaning set forth for “partnership minimum gain” in Treasury Regulation Section 1.704-2(d).
     “Fair Market Value” means the fair market value of any Units or any other property, as reasonably determined by the Manager.
     “Fiscal Year” of the Company means the calendar year.
     “Holder” means, as applicable, a holder of Units and/or the Economic Interest represented thereby.
     “Losses” means items of Company loss and deduction determined according to Section 10.
     “Membership Interest” means a Member’s interest in the Company, including such Member’s economic interest in the Company and the right, if any, to participate in the management of the business and affairs of the Company, including the right, if any, to vote on, consent to or otherwise participate in any decision or action of or by the Members and the right to receive information concerning the business and affairs of the Company, in each case to the extent expressly provided in this Agreement or otherwise required by the Act.
     “Preferred Unit” means a Unit representing a fractional part of the Economic Interests of all Holders and having the preference rights and other rights and obligations specified with respect to Preferred Units in this Agreement.
     “Profits” means items of Company income and gain determined according to Section 10.
     “Unit” means a fractional economic interest in the Company, and shall include, without limitation, the Preferred Units and the Common Units; provided that any class of Units issued shall have designations, preferences or special rights set forth in this Agreement and the Economic Interest represented by such class of Units shall be determined in accordance with such designations, preferences or special rights.
     “Unpaid Yield” of any Preferred Unit means, as of any date, an amount equal to the excess, if any, of (a) the aggregate Yield accrued on such Preferred Unit prior to such date, over (b) the aggregate amount of prior distributions made by the Company pursuant to or in accordance with Section 11(i).
     “Unreturned Capital” means, with respect to a Preferred Unit, the Capital Contribution made in respect of such Preferred Unit reduced by all distributions made by the Company pursuant to or in accordance with Section 11(ii).
     “Yield” means, with respect to each Preferred Unit, the amount accruing on such Preferred Unit on a daily basis, at the rate of 12% per annum, compounded quarterly on the last day of each March, June, September and December, on (a) the Unreturned Capital of such Preferred Unit plus (b) Unpaid Yield thereon for all prior quarterly periods. In calculating the amount of any distribution to be made during a period, the portion of a Preferred Unit’s Yield for such portion of such period elapsing before such distribution is made shall be taken into account.
     15. Amendments to Agreement. The terms and provisions of this Agreement may be modified or amended, or amended and restated, and new Members may be admitted to the Company, at any time and from time to time with the written consent of the Manager.
     16. Governing Law. This Agreement will be governed by, and construed in accordance with, the internal laws (and not the laws of conflicts) of the state of Delaware.
     17. Entire Agreement. This Agreement and the other written agreements executed as of the date hereof or referred to herein constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understanding pertaining thereto.
* * * * *

     IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Limited Liability Company Agreement as of the date first above written.

MEMBER: AMERICAN HOME SECURITY, INC.
/s/ J. Eric Griffin
By: J. Eric Griffin
Its: Secretary

Schedule of Members

Member	Preferred Units	Common Units	Contribution
American Home Security, Inc.	—	1000	$1,000